Exhibit 99.2

 MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2014

Date of Report: May 9, 2014

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated May 9, 2014 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2014 and its audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2014 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2014. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

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NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Funds from operations” is calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. Operating netback and funds from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance.

The following table reconciles cash provided by operating activities to funds from operations:

	Three months ended March 31
(CA$ thousands)	2014	2013
	$	$
Cash provided by (used in) operating activities	537	173
Change in operating working capital	(150)	(385)
Funds from (used in) operations	387	(212)

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2013 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended March 31, 2014 relative to the most recent annual financial statements as at and for the year ended December 31, 2013.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s condensed consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by the Company on January 1, 2014 and the adoption may have an impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard will not have an impact on the Company’s condensed consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on the Company’s condensed consolidated financial statements.

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DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at March 31, 2014 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from January 1, 2014 to March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at March 31, 2014 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

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GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

1.

Completed the acquisition of certain natural gas producing assets and related processing facilities adjacent to the Company’s existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed);

2.	Increased production by 44% to 546 BOE/d for the three months ended March 31, 2014 from production of 379 BOE/d for the comparative period in 2013; and

3.	Increased gross revenues by 37% from $2.0 million for the three months ended March 31, 2013 to $2.8 million for the three months ended March 31, 2014.

REVENUE

First Quarter 2014 vs. First Quarter 2013	Three Months Ended March 31
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	164	232	-29%
Natural gas (mcf/d)	2,292	885	159%
Total (BOE/d)	546	379	44%

Average realized prices:
Oil and natural gas liquids ($/bbl)	93.51	82.94	13%
Natural gas ($/mcf)	6.80	3.85	77%
Total ($/BOE)	56.65	59.69	-5%

Revenue, before royalties:
Oil and natural gas liquids	1,381	1,731	-20%
Natural gas	1,404	307	357%
Total	2,785	2,038	37%

For the three months ended March 31, 2014 (“Q1 2014”), total revenue, before royalties, increased by $747,000 or, 37%, due to a 159% increase in natural gas production compared with Q1 2013 combined with a 77% increase in natural gas prices.

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The decrease in oil production for Q1 2014 as compared with Q1 2013 was due to the temporary production curtailment of one of the main oil producing wells at Woodrush in Q1 2014.

The increase in natural gas production for Q1 2014 is directly related to the commencement of production from the four wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

OIL OPERATIONS

	Three months ended March 31
($/bbl)	2014	2013	% change
	$	$
Oil and NGL's revenue, realized price	93.51	82.94	13%
Royalties	(15.57)	(16.07)	-3%
Operating and transportation expenses	(22.41)	(32.24)	-30%
Operating netback	55.53	34.63	60%

The average price received for oil sales in Q1 2014 increased in line with the Edmonton Par oil prices which averaged $93.51 per barrel in the first quarter of 2014, compared to $82.94 per barrel received in the first quarter of 2013. Edmonton Par oil prices averaged $100.17 per barrel in Q1 2014, an increase of 13% from $88.65 per barrel in Q1 2013.

Average oil royalties paid for the three months ended March 31, 2014 were consistent with those paid in the three months ended March 31, 2013.

Operating and transportation expenses averaged $22.41 per barrel in the first quarter of 2014. This represents a decrease of 30% from $32.24 per barrel in the first quarter of 2013. The decrease in per unit operating and transportation expenses in the three months ended March 31, 2014 resulted from more effective management of operating costs.

NATURAL GAS OPERATIONS

	Three months ended March 31
($/mcf)	2014	2013	% change
	$	$
Gas revenue, realized price	6.80	3.85	76%
Royalties	(1.36)	(0.53)	155%
Operating and transportation expenses	(3.13)	(2.99)	5%
Operating netback	2.31	0.34	575%
Barrel of oil equivalent netback ($/BOE)	13.85	2.05	575%

The average price received for gas sales increased by 76% for the three months ended March 31, 2014, relative to the corresponding period of the prior year. The increase in Dejour’s average realized gas price for both periods reflected higher benchmark prices in both Canada and the United States.

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Average gas royalties for the three months ended March 31, 2014 were significantly higher compared to the corresponding period of the prior year. Initiation of gas production from the four wells at Kokopelli in August 2013 contributed to the increase in royalties in the quarter as the effective rate in Colorado is approximately 50% higher than the lower royalty rates for marginal gas production in British Columbia.

Average operating and transportation expenses paid for the three months ended March 31, 2014 were consistent with those paid in the three months ended March 31, 2013.

FINANCING EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2014	2013	% change
	$	$
Interest on bank credit facility	41	55	-25%
Interest on financial contract liability	131	138	-5%
Interest on loan facility	253	-	100%
Finance fees	1	(76)	-101%
Accretion of decommissioning liabilities	15	7	114%
	441	124	256%
Average debt outstanding	6,326	5,679	11%
Average interest rate on debt	4.6%	1.0%	380%

Interest expense per BOE (1)	5.98	1.61	271%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes (i) interest on bank debt and (ii) interest on loan facility.

Interest expense related to the Company’s bank debt for the three months ended March 31, 2014 was lower compared to the corresponding period of the prior year. The decrease was due to lower average bank debt outstanding.

During Q1 2013, the Company recovered $90,000 (US$89,000) in advance payments with respect to a 2012 financing that failed to close.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2014	2013	% change
	$	$
Salary and benefits	346	458	-24%
Other G&A expenses	658	667	-1%
Gross G&A expenses	1,004	1,125	-11%
Capitalized G&A expenses	(139)	(118)	18%
Overhead recoveries	(27)	(24)	13%
Total net G&A expenses	838	983	-15%
$ per BOE	17.05	28.79	-41%

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Salary and benefits decreased by 24% for the three months ended March 31, 2014, relative to the corresponding period of the prior year. The decrease was due to the savings in salary and benefits associated with one of the Company’s officers that was terminated in January 2014. This also contributed to the lower gross G&A expenses for the current quarter.

STOCK BASED COMPENSATION

	Three months ended March 31
(CA$ thousands, except per BOE)	2014	2013	% change
	$	$
Stock based compensation expense	87	57	53%
$ per BOE	1.77	1.67	6%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to the issuance of a significant number of stock options in January 2014, SBC expenses increased in the three months ended March 31, 2014. Additionally, the Company’s share prices were higher in Q1 2014 than Q1 2013; this also contributed to the increase in expenses.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2014	2013	% change
	$	$
Amortization and depletion	738	630	17%
Impairment losses	-	157	-100%
Total amortization, depletion and impairment losses	738	787	-6%
$ per BOE	15.01	23.05	-35%

The increase in amortization and depletion for the current quarter was primarily the result of depletion recorded for the 4 wells at Kokoeplli that commenced production in August 2013. This was offset by lower depletion for producing oil and gas wells at Drake/Woodrush due to lower production.

During Q1 2013, the Company recorded an impairment loss because the carrying value of its uranium properties exceeded their recoverable amounts at March 31, 2013.

LOSS FOR THE PERIOD

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change
	$	$
Income (loss)	(2,982)	(1,210)	146%
$ per common share, basic	(0.019)	(0.008)	136%
$ per common share, fully diluted	(0.019)	(0.008)	136%
$ per BOE	(60.66)	(35.44)	71%

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The 146% increase in the loss for the current quarter is attributable to the $1.3 million loss on revaluation of warrant liability and $0.6 million loss on revaluation of derivative liability. This was offset by higher net revenues for the current quarter.

FUNDS FROM OPERATIONS

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2014	2013	% change
	$	$
Funds from operations	387	(212)	283%
$ per common share, basic	0.002	(0.001)	275%
$ per common share, diluted	0.002	(0.001)	275%
$ per BOE	7.87	(6.21)	227%

Funds from operations for the three months ended March 31, 2014 increased by 283%, compared to the three months ended March 31, 2013 as a result of higher operating oil and gas netbacks.

Funds flow from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the three months ended March 31, 2014, the Company acquired certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed).

Additions to property and equipment and exploration and evaluation assets:

	Three months ended March 31, 2014		Three months ended March 31, 2013
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	32	3.8%	10	5.4%	220%
Drilling and completion(1)	542	64.8%	37	20.0%	1365%
Facility and pipelines	115	13.8%	31	16.8%	271%
Capitalized general and administrative	147	17.6%	103	55.7%	43%
Other assets	-	0.0%	4	2.2%	-100%
	836	100.0%	185	100.0%	352%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014

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CAPITAL RESOURCES AND LIQUIDITY

GOING CONCERN, BANK CREDIT FACILITY AND LOAN FACILITY

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As at March 31, 2014, the Company has a working capital deficiency of $10.1 million and accumulated deficit of $93.8 million. Of the $10.1 million deficiency, only $0.4 million is represented by obligations due within one year in the normal course of business. See WORKING CAPITAL POSITION herein.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” is at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 were due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of “Credit Facility A” was reduced to $3.5 million. On June 19, 2013, “Credit Facility B” was repaid in full. Further, on December 16, 2013 and February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the entire $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. The acquisition closed on March 26, 2014. Effective March 1, 2014, the Credit Facility reduces by $100,000 per month. The next annual review is scheduled in May 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at March 31, 2014, DEAL was in compliance with its working capital ratio requirement.

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On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. The related interim condensed consolidated financial statements for the three months ended March 31, 2014 do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

FINANCIAL CONTRACT

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;
(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs; during the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program. In September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;

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(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Wells. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36- month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36- month period; and

(e)

The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance at December 31, 2012, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

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(CA$ thousands)	$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Accretion expense (US$119)	131
Foreign exchange loss	243
6,495
Less: Net operating income (US$328)	363
Balance at March 31, 2014 (US$5,546)	6,132
Current portion of financial contract liability (US$982)	(1,086)
Non-current portion of financial contract liability (US$4,564)	5,046

As at March 31, 2014, the reduction in the financial contract liability is estimated to be:

(CA$ thousands)	US$	CAD$
2014	884	977
2015	405	448
2016	4,257	4,707

The agreement with the Drilling Fund provides for an additional two tranches of drilling under the following terms and conditions:

  The Drilling Fund will have the right until August 2015, but not the obligation, to invest up to an additional US$8.5 million for a total of US$15.5 million in two additional tranches;
  Tranche 3 estimated between US$4 million to US$5 million, can only be initiated within two years after committing to the full US$4 million to US$5 million in Tranche 2;
  Dejour will receive a 10% BPO carried interest in all wells or partial wells drilled by the Drilling Fund, reverting to a 32.5% APO working interest. “Payout” to the Drilling Fund is defined as 125% of the capital investment amount on a tranche by tranche basis. In September 2013, Dejour USA signed an amendment with the Drilling Fund and will receive a revised BPO working interest of 15.88% to 22.23% in all wells or partial wells drilled by the Drilling Fund, reverting to a revised APO working interest of 29.77% to 41.67%. “Payout” to the Drilling Fund is defined as 150% of the capital investment amount on a tranche by tranche basis;
  Tranche 2 and 3 wells will be funded only in conjunction with Dejour’s plans for development of Kokopelli. If, for example, no development is planned, the Drilling Fund’s option will remain in effect until Dejour presents a drilling plan to the Drilling Fund; and
  The Drilling Fund does not earn the right to “put” its Tranche 2 and 3 working interests back to the Company under any circumstances.

TSX: DEJ; NYSE MKT: DEJ	14	www.dejour.com

WORKING CAPITAL POSITION

As at March 31, 2014 (CA$ thousands)	$
Working capital deficit	(10,062)
Non-cash warrant liability	1,622
Non-cash derivative liability	895
Current portion of financial contract liability	1,086
Adjusted working capital deficit	(6,459)
Add: Bank line of credit	3,011
Add: Loan facility	3,043
Adjusted working capital deficit (excluding bank line of credit and loan facility)	(405)

As at March 31, 2014, the Company had a working capital deficit of $10.1 million. Excluding the non-cash warrant liability of $1.6 million related to the fair value of US$ denominated warrants issued in previous equity financings, the non-cash derivative liability of $0.9 million related to the fair value of warrants issued in loan facility closed in June 2013 and the current portion of financial contract liability of $1.1 million, the adjusted working capital deficit was $6.5 million. The majority of the working capital deficit relates to the $3.0 million outstanding bank line of credit, with a $0.4 million credit limit remaining and the $3.0 million outstanding loan facility.

The bank line of credit is classified as current liabilities because it is a demand loan, subject to periodic review by the lender. At March 31, 2014, Dejour USA was in default of its working capital ratio covenant with the Canadian institutional lender (“Lender”) who provided the loan facility. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at May 9, 2014.

The Company expects to fund future capital requirements and expenditures through the use of a combination of cash provided by operating activities and bank debt supplemented by new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of March 31, 2014, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	133	54	-	-	-	Nil	187
Bank credit facility	3,011	-	-	-	-	Nil	3,011
Loan facility	3,500	-	-	-	-	Nil	3,500
Financial contract liability(1)	977	448	4,707	-	-	Nil	6,132
Total	7,621	502	4,707	-	-	Nil	12,830

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

TSX: DEJ; NYSE MKT: DEJ	15	www.dejour.com

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $281,000 (2013 - $320,000) and non-cash stock-based compensation of $51,000 (2013 - $37,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $5,000 (2013 - $6,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at March 31, 2014 is $25,000 (December 31, 2013 - $10,000) owing to HEC.

(d)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at March 31, 2014.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending March 31, 2014:

(CA$ thousands, except per unit amounts)	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
Gross oil and gas revenues	2,785	2,354	2,399	2,526	2,038	1,630	1,552	1,771
Net income (loss)	(2,982)	4,350	(4,642)	(1,075)	(1,210)	(9,452)	(1,365)	(581)
Per share - basic ($/common share)	(0.019)	0.029	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)	(0.004)
Per share - fully diluted ($/common share)	(0.019)	0.022	(0.031)	(0.007)	(0.008)	(0.063)	(0.009)	(0.004)
Total assets	28,485	25,499	22,509	27,377	26,525	27,575	30,606	31,054
Average production (BOE/d)	546	620	591	422	379	319	346	406
Average realized price ($/BOE)	56.65	41.58	44.27	65.76	59.69	55.55	48.73	47.88
Operating netback ($/BOE)	26.39	17.55	21.47	32.99	21.95	22.43	3.45	17.30
Netback as a percentage of sales	47%	42%	49%	50%	37%	35%	7%	36%

TSX: DEJ; NYSE MKT: DEJ	16	www.dejour.com

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 1st quarter of 2014 to the 1st quarter of 2013, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

TSX: DEJ; NYSE MKT: DEJ	17	www.dejour.com

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DEJ; NYSE MKT: DEJ	18	www.dejour.com